UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-40945

CUSIP Numbers: G69768102; G69768128

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PEGASUS DIGITAL MOBILITY ACQUISITION CORP.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

71 Fort Street
(Address of Principal Executive Office (Street and Number))

George Town, Grand Cayman, Cayman Islands KY1-1106
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pegasus Digital Mobility Acquisition Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements to be included in the Quarterly Report. The Company undertakes the responsibility to file the Quarterly Report no later than the fifth (5th) calendar day following the prescribed due date of the Company’s Quarterly Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Condon	475	282-0866
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management requires additional time to evaluate the effects of an additional $615,000 accrual to be added to accrued expenses on the balance sheet. The Company anticipates that total liabilities will increase by approximately $615,000 on the balance sheet as of March 31, 2023, and operating expenses will increase by approximately $615,000 on the statement of operations for the three months ended March 31, 2023.

As a result of the above, the Company expects to report a net loss of approximately $1.94 million for the quarter ended March 31, 2023, as compared to net income of $576,936 for the quarter ended March 31, 2022.

As a result of the increased expenses, the Company anticipates basic and diluted net loss per Class A redeemable share to be $0.03 per share and basic and diluted net loss per non-redeemable share to be approximately $0.24 per share for the quarter ended March 31, 2023, as compared to basic and diluted net income per Class A redeemable share and basic and diluted net income per non-redeemable share of $0.02 per share for the quarter ended March 31, 2022. The above financial disclosure is preliminary, based upon management’s reasonable estimates and subject to completion of the Company’s financial statements and has been prepared on the basis of currently available information.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, the Company’s expectations as to the filing of the Quarterly Report. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include the risk that the completion and filing of the Quarterly Report will take longer than expected, and the risk that the Company will be unable to file the Quarterly Report within the extension period of five (5) calendar days provided under Rule 12b-25 of the Exchange Act. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

Pegasus Digital Mobility Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2023	By:	/s/ F. Jeremey Mistry
	Name:	F. Jeremey Mistry
	Title:	Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).